Pruco Life Insurance Company of New Jersey         Thomas C. Castano
                                                   Assistant General Counsel
                                                   Law Department

                                                   Pruco Life Insurance Company
                                                     of New Jersey
                                                   213 Washington Street
                                                   Newark, NJ 07102-2992
                                                   (973) 802-4708
                                                   fax: (973) 802-9560


                                                   April 27, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re: Pruco Life of New Jersey Variable Appreciable Account - CIK No. 0000741313 Request for Withdrawal of Registration Statement on Form S-6, File No. 333-85117.

Ladies and Gentlemen:

The Post-Effective Amendment No. 3 to the above-referenced registration statement, filed in accordance with Regulation S-T on Form S-6 was filed and accepted on April 26, 2001 (Accession No. 0000891554-01-502264). We request withdrawal of the registration filing because of an error in the type of filing. The above-referenced registration was filed as a submission type S-6/A when it should have been filed as a submission type 485BPOS.

On behalf of the Pruco Life of New Jersey Variable Appreciable Account, we request withdrawal of the registration statement filing pursuant to Rule 477(a) under the Securities Act of 1933.



                                      Sincerely,


                                      _________________________________________
                                      Thomas C. Castano
                                      Assistant General Counsel
                                      Pruco Life Insurance Company of New Jersey

via EDGAR